Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

CONFIDENTIAL SUBMISSION

June 29, 2018

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Confidential Submission

Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:                          Bain Capital Specialty Finance, Inc.

Confidential Submission of Draft Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of Bain Capital Specialty Finance, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form N-2 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year ended December 31, 2017. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 15 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Please direct all notices and communications with respect to this confidential submission to the following:

Monica J. Shilling, Esq.

Proskauer Rose LLP

2049 Century Park East

Los Angeles, California 90067

Telephone: (310) 284-4544

Facsimile: (310) 557-2193

Please contact the undersigned at (310) 284-4544 or mshilling@proskauer.com, if you have any questions regarding the foregoing. We look forward to discussing with you any comments or questions you may have regarding the Registration Statement.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling, Esq.
of Proskauer Rose LLP

Enclosure(s)

cc:	Michael Ewald, Bain Capital Specialty Finance, Inc.
Michael Treisman, Esq., Bain Capital Specialty Finance, Inc.
Richard Horowitz, Esq., Dechert LLP
Paul Tropp, Esq., Freshfields Bruckhaus Deringer US LLP

2

Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

August 23, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jay Williamson, Senior Counsel

Ms. Lauren Hamilton, Staff Accountant

Re:                             Bain Capital Specialty Finance, Inc.
Confidential Draft Registration Statement on Form N-2

Submitted June 29, 2018

File No. 814-01175

Dear Mr. Williamson:

On behalf of Bain Capital Specialty Finance, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 27, 2018 relating to the above-referenced registration statement (the “Registration Statement”) of the Company, which was previously confidentially submitted to the Commission on Form N-2 on June 29, 2018.

The Company is concurrently confidentially submitting via EDGAR an amended Registration Statement on Form N-2 (the “Amended Draft Registration Statement”). For the convenience of the Staff, the Company is supplementally providing blacklined copies of the Amended Draft Registration Statement, marked to show changes from the Registration Statement submitted on June 29, 2018.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Draft Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amended Draft Registration Statement.

General

1.                                      Prior to effectiveness, please have a FINRA representative contact us to confirm its review and approval of the underwriting terms.

Response to Comment 1:

The Company confirms that, prior to effectiveness, it will have a FINRA representative contact the Staff to confirm to the Staff FINRA’s review and approval of the underwriting terms.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

August 23, 2018

2.                                      We note substantial portions of your filing are incomplete and that you have not filed certain exhibits. Please note that we may raise additional comments after this information is provided and plan accordingly.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment.

Prospectus Summary

3.                                      On page two you disclose weighted average net debt to EBITDA as of March 31, 2018 and state that “[t]he weighted average net debt to EBITDA of [y]our portfolio companies represents [y]our portfolio companies’ last dollar of invested debt capital (net of cash) as a multiple of EBITDA.” Please revise your disclosure to clarify what you mean by “last dollar of invested debt capital.” In addition, with a view to disclosure, please tell us how “net debt” and “EBITDA” are typically calculated at the portfolio company level and, to the extent such calculations include various adjustments, tell us the nature of the adjustments and the impact they have on the comparability of your metrics.

Response to Comment 3:

The Company has removed the referenced disclosure from the Amended Draft Registration Statement.

4.                                      We note the disclosure on page seven and elsewhere addressing your historical use of leverage, as well as the potential that you may issue debt or preferred securities or seek to reduce your asset coverage ratio pursuant to the Small Business Credit Availability Act. If you intend to significantly alter your capital structure over the next year this information may be material to investors and your intentions should be clearly set forth in your disclosure. In this respect we further remind you that Item 303(a)(2) of Regulation S-K generally requires you to address any expected material changes in the mix and relative costs of your capital resources while Item 303(a)(3)(ii) of Regulation S-K requires disclosure of known events that will cause a material change in the relationship between costs and revenues. Please revise or advise as appropriate.

Response to Comment 4:

The Company has not yet taken any action or made any determination as to whether to seek to reduce its asset coverage ratio pursuant to the Small Business Credit Availability Act. The Company will continue to be mindful of the requirements of Item 303(a)(2) and Item 303(a)(3)(ii) of Regulation S-K as it amends the Registration Statement in future filings.

5.                                      On page seven you state “‘[t]he conflicts of interest that we may encounter include those discussed below and elsewhere throughout this prospectus, although such discussions do not describe all of the conflicts that we may face.” Please revise this statement to avoid implying that your conflicts-related disclosures are incomplete. Please make conforming changes throughout, as necessary.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 5:

The Company has revised the disclosure as requested on page 7 of the Amended Draft Registration Statement.

6.                                      We note the disclosure on page 11 under “Use of Proceeds” stating “we expect the portion of the proceeds to be allocated to investments within six months.” It is unclear what portion you are referring to, please revise as appropriate.

Response to Comment 6:

The Company has revised the disclosure as requested on pages 11 and 64 of the Amended Draft Registration Statement.

Fees and Expenses, page 16

7.                                      We note that you do not present Acquired Fund Fees and Expenses (AFFE) in your fee table related to your joint venture in Antares Bain Capital Complete Financing Solution (ABCS). Please revise to do so or explain in correspondence why this disclosure is not required.

Response to Comment 7:

The Company has revised the disclosure as requested on pages 16 and 17 of the Amended Draft Registration Statement.

Risk Factors, page 19

8.                                      Please remove or revise the page 19 sentence “[t]he risks set forth below are not the only risks we face …” to avoid implying that your disclosure is materially incomplete.

Response to Comment 8:

The Company has revised the disclosure as requested on page 19 of the Amended Draft Registration Statement.

9.                                      Currently you present approximately 48 pages of risk factors. Some of the risk factors are lengthy, detailed, and complex. Others are generic and would apply to any issuer. We are concerned that the length and complexity of the risk disclosure may distract investors from other essential information contained in your prospectus. Please review the risk factors to ensure it is clear and concise and revise as necessary.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 9:

The Company has reviewed the risk factors and revised the disclosure as requested in the section entitled “Risk Factors” of the Amended Draft Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 55

10.                               On page 19 you refer to “stretch senior” loans. Please tell us in correspondence what these are.

Response to Comment 10:

Stretch senior loans are senior loans that have a greater loan-to-value ratio than traditional senior loans and typically carry a higher interest rate to compensate for the additional risk. The Company notes that this definition is included on page 43 of the Amended Draft Registration Statement.

11.                               The disclosure on page 24 states that you, your Adviser, and portfolio companies may engage common service providers and that this may create conflicts if, for example, the Adviser “receives a benefit from such service providers, such as lower fees, that it would not receive absent the engagement of such service provider by the Company and/or the portfolio companies.” Briefly explain to us in correspondence how your policies and procedures address these types of conflicts

Response to Comment 11:

It is the policy of BCSF Advisors, LP to notify the Board of material relationships with service providers as well as any material conflicts of interest that may arise from any such relationships.

12.                               Please revise your fee-related risk factor on page 24 to explain, in clear, concise, and understandable language accessible to retail investors:

•                  What the terms “gross assets” and “net assets” are, how they differ, and why the differences are relevant to the risks you describe;

•                  How using gross assets as the base for management fees creates an incentive to leverage the portfolio; and,

•                  How using leverage may make it easier to meet incentive fee hurdles in certain market conditions due to the fact that you will earn income on gross assets while your hurdle uses net assets.

In addition, please clarify the sentence “investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses …”

Response to Comment 12:

The Company has revised the disclosure as requested on pages 23 and 24 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

August 23, 2018

13.                               On page 32 you disclose that, under your Revolving Credit Facilities, you “may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings …” Please revise your disclosure where appropriate to address the actual, material, portfolio limits imposed by your borrowing agreements.

Response to Comment 13:

The Company advises the Staff that it expects the Revolving Credit Facility with Sumitomo Mitsui Banking Corporation to be terminated in connection with the offering. The Company is currently in discussions with lenders to determine whether it will replace this facility and will update the relevant disclosure prior to effectiveness to reflect its final leverage arrangements.

The Company has revised the disclosure on page 30 of the Amended Draft Registration Statement to note that proceeds of the loans under the BCSF Revolving Credit Facility may be used to acquire certain qualifying loans and such other uses as permitted under the BCSF Revolving Credit Facility. The Company respectfully submits that appropriate disclosure has been included to address limitations as to how borrowed funds may be used under the BCSF Revolving Credit Facility, and inclusion of additional details would provide extraneous details that are not material to investors and that would substantially increase the amount of technical disclosure presented. The Company advises the Commission that the BCSF Revolving Credit Facility is filed with the Commission as an exhibit to the Registration Statement and is publicly available to investors through EDGAR.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

14.                               Management’s Discussion and Analysis (MD&A) is critical to an investor’s understanding of your business and results of operations. While you currently provide an Overview on page 78 your disclosure does not highlight for investors the significant events, trends, and uncertainties you view as most critical to your revenues, financial position and results of operations.

Potential topics for discussion might include, for example, how have changes in interest rates impacted your revenues, expenses, and net income? Have rising rates impacted your portfolio valuations or increased the likelihood that some portfolio companies may experience financial stress or perform below expectations? Have there been any significant changes to the net debt/EBITDA or interest coverage multiples you invest in? Have the LIBOR spreads at which you lend or covenant protections you negotiate changed significantly?

These are examples only. Ultimately MD&A should enable investors to see the business through the eyes of management and the narrative should discuss the events, trends and uncertainties management considers material. The discussion should be both qualitative and quantitative; it should endeavor to explain the “why” behind various trends and discuss how the trends have impacted, or may impact, your results of operations and financial condition. MD&A should also focus on the key performance indicators management uses in analyzing your financial condition and results of operations. For guidance, please refer to Commission Guidance Regarding Management’s Discussion and Analysis, Release No. 33-8350 (December 19, 2003). Please revise accordingly.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 14:

The Company has revised the disclosure as requested in Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 71 of the Amended Draft Registration Statement.

15.                               On page 78 you state that the investment pace was slower than target for the quarter ended March 31, 2018. If material please explain why the pace was slower.

Response to Comment 15:

The referenced disclosure is no longer included in the Amended Draft Registration Statement as it was not relevant to the quarter ended June 30, 2018.

Antares Bain Capital Complete Financing Solution, page 90

16.                               Please file the limited liability company agreement referred to on page 90 as an exhibit.

Response to Comment 16:

The Company respectfully submits that it does not believe that the limited liability company agreement pursuant to which the Company and Antares Midco Inc. invested in ABC Complete Financing Solutions LLC (the “LLC Agreement”) is required to be filed as an exhibit to the Amended Draft Registration Statement because such agreement was made in the ordinary course of business.

Form N-2 requires registrants to file as exhibits to their registration statements on Form N-2 copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement.

The Company’s ordinary course of business involves investing primarily in middle-market companies to provide risk-adjusted returns and current income. Through its subsidiary, ABC Complete Financing Solutions LLC provides senior secured first lien unitranche loans to private equity backed middle-market borrowers. Accordingly, the purpose of the joint venture, and the LLC Agreement entered into in establishing such joint venture, are in the ordinary course of the Company’s business. Thus, the Company has concluded that the LLC Agreement is an ordinary course agreement.

17.                               With respect to your investment in ABCS, please (1) disclose whether your consent is required in order for ABCS to make any capital calls, and otherwise explain why your $243 million in unfunded capital contributions isn’t an unfunded commitment; (2) disclose the extent to which you have assumed or guaranteed any of ABCS’s obligations or confirm in correspondence that you have not done so; and, (3) disclose any payments by ABCS to the adviser during the period covered by the financial statements.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 17:

The Company has revised the disclosure as requested on pages 83 and 107 of the Amended Draft Registration Statement to reflect that the funding of the unfunded capital commitments requires the consent of both the Company and Antares. As such, the Company’s unfunded capital contributions to ABCS are not an unfunded commitment. The Company confirms that is has not assumed or guaranteed any of ABCS’s obligations. The Company further confirms that ABCS has not made any payments to BCSF Advisors, LP during the period covered by the financial statements.

18.                               On page 90 you disclose that ABCS’s affairs are conducted by Antares Credit, as manager of ABCS. Briefly disclose any fees ABCS pays for these services and explain how the fees are determined.

Response to Comment 18:

The Company notes that in response to Comment 7, the Company has revised the disclosure as requested on pages 16 and 17 of the Amended Draft Registration Statement to include all fees associated with the Company’s investment in ABCS in the “Acquired fund fees and expenses” line item of the fee table. The Company respectfully submits that additional information regarding the fees paid by ABCS to Antares Credit is not material to prospective investors.

19.                               Please disclose the material leverage and borrowing base restrictions associated with the ABCS Facility.

Response to Comment 19:

The Company advises the Staff that the lenders under the ABCS Facility do not have recourse against the Company. As such, the Company respectfully submits that the material leverage and borrowing base restrictions associated with the ABCS Facility are not material to prospective investors.

Results of Operations, page 96

20.                               On page 96 you tell investors what your investment income was “comprised of” without any further explanation of the material factors that contributed to line item changes period to period. Please revise to provide investors with meaningful quantitative and qualitative discussions of the underlying reasons behind material changes in significant line items. Revised disclosure might quantify the change in investment income based on higher asset levels and/or higher interest rates on portfolio securities, for example. Please revise as appropriate.

Response to Comment 20:

The Company has revised the disclosure as requested on pages 89 and 90 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

August 23, 2018

21.                               We note that you recorded positive valuation adjustments in several periods. Please revise your Overview and Results of Operations disclosures to:

•                  Disclose the material factors causing valuation adjustments between periods; and,

•                  Address the degree to which future valuation adjustments are likely going forward and in particular whether there are any constraints on positive valuation adjustments.

In addition, please confirm in correspondence that your valuation policy has been consistent, and consistently applied, across each period covered by your financial statements.

Response to Comment 21:

The Company respectfully submits that its fair value process, including the quarterly process by which the Company values its investments and the various factors that the Company takes into account in following such process, is already addressed in the Registration Statement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Estimates and Critical Accounting Policies—Valuation of Portfolio Investments.” Because as a BDC the Company adjusts the valuation of each investment on a quarterly basis, such valuations are likely to fluctuate quarterly given the various factors that are taken into account in the valuation process. Certain non-material changes have been made to the valuation policy since the Company’s inception.

22.                               Please confirm the accuracy of your statement on page 97 that “[f]or the three months ended March 31, 2018, we had $0.9 million in unrealized appreciation on forward currency exchange contracts, which was substantially offset by an increase in the unrealized appreciation of our investments due to foreign currency fluctuations.”

Response to Comment 22:

The Company advises the staff that in the referenced statement, it inadvertently omitted a reference to realized losses. The Company has revised the disclosure on pages 91 and 92 of the Amended Draft Registration Statement with respect to the three and six months ended June 30, 2018.

Financial Condition, Liquidity and Capital Resources, page 99

23.                               Please revise the disclosure under Capital Share Activity to indicate the per share purchase price for each transaction

Response to Comment 23:

The Company has revised the disclosure as requested on page 94 of the Amended Draft Registration Statement.

24.                               The disclosure on page 100 indicates that your obligations under the Revolving Credit Agreement are secured by capital commitments. Disclosure elsewhere indicates these commitments will terminate. Please clarify the implications of such termination, if any.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 24:

The Company advises the Staff that the Revolving Credit Facility with Sumitomo Mitsui Banking Corporation is expected to be terminated in connection with the offering and therefore that the termination of the capital commitments securing the Company’s obligations thereunder will not have any implications. The Company is currently in discussions with lenders to determine whether it will replace this facility, and will update the relevant disclosure prior to effectiveness to reflect its final leverage arrangements.

25.                               Please disclosure the LIBOR margins you pay on your indebtedness.

Response to Comment 25:

The Company has revised the disclosure as requested on pages 95 and 96 of the Amended Draft Registration Statement.

26.                               On page 104 you disclose approximately $96 million in unfunded commitments. Please confirm in correspondence that you reasonable believe your assets will provide adequate cover to allow you to satisfy your unfunded commitments, and explain to us the basis for your belief.

Response to Comment 26:

The Company confirms that it reasonably believes that its assets will provide adequate coverage to allow the Company to satisfy all of its unfunded commitments, the amount of which, as of June 30, 2018, was $97.7 million. The bases for the Company’s belief (other than its unfunded commitments that will expire upon the completion of this offering) are primarily that (i) the Company generally maintains significant cash, foreign cash and cash equivalents balances, (ii) the Company has significant undrawn amounts on its Revolving Credit Facilities, and (iii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments on an ongoing basis.

Contractual Obligations, page 108

27.                               The disclosure on page 108 states that you reimburse the Administrator for its costs and expenses “including compensation paid to or compensatory distributions received by our officers … and any of their respective staff who provide services …” Your disclosure should clearly delineate what is covered by the Advisory Agreement, and included in the advisory fee, from the services paid for pursuant to the Administrative Agreement. In addition, is unclear who pays for the Advisor’s overhead, including rent and other expenses. Please revise here and elsewhere as appropriate.

Response to Comment 27:

The Company has revised the disclosure as requested on pages 73 and 103 of the Amended Draft Registration Statement to clarify that (i) BCSF Advisors, LP bears all costs of its operations, including the costs associated with providing advisory services, and

U.S. Securities and Exchange Commission

August 23, 2018

(ii) under Section 4 of the Administration Agreement, the Company has agreed to reimburse BCSF Advisors, LP for its allocable administrative and overhead expenses, including allocable portions of certain of the Company’s officers’ compensation and associated overhead, and that, to the extent BCSF Advisors, LP pays certain designated expenses on behalf of the Company, the Company will reimburse BCSF Advisors, LP for those expenses.

Business, page 111

28.                               On page 114 you reference your “Thoughtfully Constructed Portfolio.” However, it is unclear what you mean by this. Please revise to address any portfolio construction parameters — such as deal size, industry or geographic concentrations — used and otherwise explain how you construct the portfolio as a whole.

Response to Comment 28:

The Company has revised the reference to its “Thoughtfully Constructed Portfolio” on pages 3 and 110 of the Amended Draft Registration Statement. The Company advises the Staff that it does not have portfolio construction parameters other than the regulatory requirements imposed by its election to be regulated as a BDC under the 1940 Act and to operate in a manner so as to continuously qualify as a RIC under Subchapter M of the Code. To the extent the Company draws upon the BCSF Revolving Credit Facility to make investments, it is subject to the restrictions included therein as described in response to Comment 13.

29.                               Your disclosure indicates that you invest primarily in senior secured loans. We also note that several of the industries you invest in are not usually associated with a high degree of tangible assets. Currently it is unclear whether your loans are typically backed by specific assets/collateral or backed by the overall enterprise value of the borrowing entity. Please revise to address the type of collateral you typically lend against, the process you use to determine collateral sufficiency, and risks associated with insufficient portfolio company balance sheet assets.

Response to Comment 29:

The Company advises the Staff that its credit decisions are typically based upon the overall enterprise value of the borrowing entity. With portfolio companies across 26 different industries as of June 30, 2018, the Company lends against a variety of types of collateral, including receivables, inventories, plant and equipment, real estate, and intangibles such as trademarks and customer lists. The ability of a portfolio company to repay a loan (including in the case of secured loans by evaluating the collateral sufficiency of a particular investment) is considered as part of the Advisor’s rigorous due diligence process. As described on pages 3, 109 and 114 of the Amended Draft Registration Statement, the Company’s Advisor utilizes Bain Capital Credit’s bottom-up approach to investment which is complimented by the macro relative value insights of credit committee members and portfolio managers across different geographies, industries and investment securities. As further described on page 114 of the Amended Draft Registration Statement, with the support of specific industry groups, the Advisor’s due diligence process begins with a detailed review of an offering memorandum, and is supplemented by Bain Capital Credit’s independent diligence efforts, including in-house materials and expertise,

U.S. Securities and Exchange Commission

August 23, 2018

third-party independent research and interviews, and hands-on field checks where appropriate. The Company respectfully submits that the risks associated with any deficiency between the value of the collateral and principal and accrued interest of secured loans made by the Company are set forth in the risk factors included in the Amended Draft Registration Statement. In particular, see the risk factor entitled “Our investments in secured loans may nonetheless expose us to losses from default and foreclosure” on page 43 of the Amended Draft Registration Statement.

30.                               The disclosure on page 119 emphasizes that your “exits are drive[n] by a sale of the portfolio company or a refinancing of the portfolio company’s debts.” It is unclear whether your analysis considers a portfolio company’s ability to repay its borrowings with cash flow from operations over time. Do you assume repayment based on the portfolio company’s ability to refinance? If so, please ensure your risk factors appropriately address these risks, including the potential that valuation multiples required to exit may be worse than the enterprise value you used to make your investment decision.

Response to Comment 30:

The Company considers a number of different factors, including repayments based on the ability to refinance. As a result, the Company has reviewed its risk factors and added disclosure on pages 39 and 40 of the Amended Draft Registration Statement.

Management, page 129

31.                               Briefly explain to us the basis for your statement that you are not part of a “fund complex” or “family of investment companies.”

Response to Comment 31:

The Company is not part of a fund complex or family of investment companies, as those terms are defined in Instruction 1 to Item 18 of Form N-2. In particular, the Directors do not serve on the board of any other registered investment company or business development company for which our Advisor or an affiliate serves as its investment adviser. To avoid potential investor confusion, while complying with the disclosure requirements of Form N-2, the Company has moved this disclosure to the footnotes of the relevant tables.

Management Agreements, page 141

32.                               Please remove the page 147 paragraph beginning “[t]he summaries of the Investment Advisory Agreement and the Administration Agreement are not necessarily complete …” or explain why this disclosure is appropriate.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 32:

The Company has revised the disclosure as requested on page 142 of the Amended Draft Registration Statement.

Determination of Net Asset Value, page 159

33.                               On page 160 you indicate that your valuation for each portfolio investment will be reviewed by an independent valuation firm. Based on your most recently completed fiscal year, please tell us more about how this process works. For example, please tell us: (1) what information the valuation firm considers; (2) how the valuation firm obtains its information; (3) the amount of overlap between what you consider, and the valuation firm considers; (4) in percentage terms, how close are the valuation firm’s valuations to yours typically, and (5) how does the board consider and resolve material valuation differences. These are examples only. If there are other components to the process that we should understand, please tell us those in your response.

Response to Comment 33:

In accordance with its valuation policy, the Company considers comparisons to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of the portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flow and the markets in which the portfolio company does business. The Company has also retained three independent valuation firms to provide valuation estimates in support of the valuation process for all material positions. The independent valuation firms receive data with respect to the investments from BCSF Advisors, LP, including available historical and projected financial and operating information, legal agreements and other documents describing the terms of the Company’s investment, and review of industry and selected public company financial data and transaction data to the extent available from published or other available sources, to which they apply their proprietary valuation models. The independent valuation firms also consider publicly available information as they may deem appropriate, including any various financial, economic and market data.

All of the Company’s fair value determinations have aligned with the valuations proposed by independent valuation firms it retains, and as such, the Board has not encountered a scenario in which it had to resolve a material valuation difference.

Investment Advisory Agreement, page 122

34.                               Please remove the statement that “[t]his summary is not necessarily complete, and we refer you to the DGCL …”

Response to Comment 34:

The Company has revised the disclosure as requested on page 157 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

August 23, 2018

Underwriting, page 185

35.                               Either here or under Use of Proceeds, please disclose the approximate dollar amount of offering proceeds being paid to each lender who is affiliated with one of your underwriters.

Response to Comment 35:

Form N-2 requires disclosure of any material relationship with the Registrant with respect to each principal underwriter. Accordingly, the section entitled “Underwriting—Other Relationships” includes disclosure to the effect that affiliates of certain of the underwriters serve as lenders under the Company’s credit facilities. In addition, disclosure is included that affiliates of the underwriters may receive part of the proceeds of the offering by reason of the repayment of certain amounts of the credit facilities. The Company has revised the disclosure on page 183 of the Amended Draft Registration Statement in the section entitled “Underwriting” to disclose the portion of the net proceeds from the offering that will be used to repay the Company’s outstanding indebtedness and notes that affiliates of the underwriters are lenders under the Revolving Credit Facilities and certain underwriters may receive more than 5% of the proceeds of the offering. We further note that there is not a specific requirement in Form N-2 requiring disclosure of the approximate dollar amount of proceeds being paid to each lender and that such disclosure is not ordinarily required to be included. We respectfully submit that appropriate disclosure has been included regarding the use of proceeds and the potential receipt of proceeds by affiliates of the Underwriters, and inclusion of proceeds received on an individual lender basis will only seek to provide extraneous details that are not material to investors and will result in additional cumbersome disclosure. We will continue to evaluate this disclosure as our financing plans develop.

Accounting Comments

General

36.                               Please ensure all consents are filed relating to the Financial Statements as well as the Senior Securities Table when you publicly file on EDGAR.

Response to Comment 36:

The Company confirms that all consents relating to the financial statements as well as the senior securities table will be filed with the Company’s first public filing.

Description of Capital Stock, page 138

37.                               Please provide an audit opinion for the senior securities table in accordance with Form N-2 Item 4.3

Response to Comment 37:

The Company confirms that a signed audit opinion for the senior securities table will be provided with the Company’s first public filing.

U.S. Securities and Exchange Commission

August 23, 2018

38.                               On page six you identify the Company as non-diversified. Have you been operating as non-diversified? If not, please explain and update the disclosure accordingly, if applicable.

Response to Comment 38:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has been operating as a “non-diversified company” as such term is defined in the 1940 Act.

Interim and Audited Financial Statements, dated March 31, 2018 and December 31, 2017

Accounting Comments

39.                               At the bottom of each page of the financial statements, please include, “See Notes to Consolidated Financial Statements”.

Response to Comment 39:

The Company has revised the disclosure as requested at the bottom of each page of the financial statements.

40.                               F-1 — We noted that the incentive fee payable balance at 3/31/18 represents the total payable for incentive fees incurred for both 2016 & 2017. Can you please supplementally explain why these fees are still payable, and confirm whether these fees have since been settled. Please supplementally explain which component of the incentive fee that this relates to, and whether the settlement is consistent with the terms of the Investment Advisory Agreement?

Response to Comment 40:

There was no incentive fee earned by the Advisor as calculated under the Investment Advisory Agreement for the years ended December 31, 2016 and 2017. The reason for the incentive fee payable balance as of December 31, 2016 and 2017 is due to a U.S. GAAP requirement that the Company consider the cumulative aggregate unrealized capital appreciation of investments or other financial instruments in the calculation of an accrual of the capital gains portion of the incentive fee, as such capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. As a result, for 2016 and 2017, the Company accrued the capital gains portion of the incentive fee based on this U.S. GAAP accrual, even though such fees were not due under the Investment Advisory Agreement and may never be paid based upon the computation of the capital gains incentive fee in subsequent periods. The incentive fee payable balance at March 31, 2018 of approximately $3 million consists of (i) $1.6 million of fees payable pursuant to the income portion of the incentive fee, and (ii) a capital gains incentive fee of $1.4 million accrued in accordance with U.S. GAAP even though such amount is not currently payable under the Investment Advisory Agreement. The Company notes that an explanation of such U.S. GAAP accrual is included on pages F-49 and F-103 of the Registration Statement.

U.S. Securities and Exchange Commission

August 23, 2018

41.                               F-5 SOI 3/31/18 — For securities with payment in kind (PIK) income, please disclose the rate paid in kind in accordance with S-X 12-12.4

Response to Comment 41:

The Company advises the Staff that it does not currently hold any securities with payment in kind income.

42.                               F-10 SOI 3/31/18- Please disclose the class of shares held of other registered funds as part of the title of issue (S-X Article 12-12). Ie- Goldman Sachs Financial Square Government Fund.

Response to Comment 42:

The Company has included the requested disclosure on page F-10 of the Amended Draft Registration Statement in the Consolidated Schedule of Investments as of June 30, 2018.

43.                               F-11 — If Bain holds any restricted securities ensure compliance with S-X 12-12, footnote 8, which requires that restricted securities are marked with an appropriate symbol noting the restriction. In future filings please denote these securities as required by Reg. S-X.

Response to Comment 43:

The Company has revised the disclosure as requested on the Consolidated Schedule of Investments as of June 30, 2018, beginning on page F-5 of the Amended Draft Registration Statement. Per footnote 669 to the Investment Company Reporting Modernization Final Rule, the Company has not identified as restricted securities those securities subject to Rule 144A that the Company can sell to qualified institutional buyers.

44.                               F-34 Antares Bain Capital Complete Financing Solution SOI -The Antares Bain Capital Complete Financing Solution LLC position was 28.7% of the net assets of the Company at 3/31/18. As of March 31, 2018 ABCS’s portfolio was comprised of senior secured unitranche loans of 14 different borrowers, respectively. With respect to these co-lending arrangements (unitranche loans), please supplementally inform the Staff of the following:

•                  The accounting policy applied to these co-lending arrangements;

•                  How the valuation of these investments takes into account the payment prioritization/payment waterfalls;

•                  The impact of such co-lending arrangements on the calculation of interest income under the effective interest method; and

•                  Whether any co-lenders under these co-lending arrangements are affiliates of the Company.

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 44:

The Company respectfully advises the Staff that the unitranche loans made by ABCS are not co-lending arrangements and as such, there are no affiliate co-lenders. The unitranche loans are called “unitranche” because they have a principal amount and first lien collateral package that stretches beyond typical first lien senior loan leverage multiples into a range typical of junior debt instruments and not because they are being made by two different lenders taking different levels of risk. The unitranche loans made by ABCS do not have features like prioritization of payments, varied interest rates or varied levels of risk between different lenders that may be found in other unitranche loans. The fair value of the Company’s investment in ABCS is determined in good faith by the Board in accordance with the Company’s valuation policy. Income from ABCS to the Company is generally recorded as dividend income received from controlled investments in the Company’s consolidated statements of operations (unless such distributions are in excess of the income earned at ABCS, in which case they are recorded as a return of capital and reduce the amortized cost of controlled affiliate investments.)

45.                               Confirm that the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied. Please provide the Staff with your calculations.

•                  The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

•                  Subsidiary is defined by 1-02(x) of Regulation S-X as”… an affiliate controlled by such person directly or indirectly through one or more intermediaries”. An affiliate is defined by 6-02(a) of Regulation S-X as “as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term “control” has the meaning (given) in section 2(a)(9) of the Act”. Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

Refer to the IM Guidance Update No. 2013-07. September 2013:

Response to Comment 45:

The Company advises the Staff that it does not have any majority owned subsidiaries that are not consolidated.

The Company confirms to the Staff that it performs a quarterly analysis under Rule 4-08(g) of Regulation S-X for informational purposes on investments where the Company owns more than 25% of the voting securities (see Annex A hereto for calculations as of June 30, 2018). As of June 30, 2018, ABCS is the only investment that would meet the significance test assuming it was a subsidiary. The Company has reviewed the disclosure of ABCS’ financial information in Note 3 beginning on page F-32 of the

U.S. Securities and Exchange Commission

August 23, 2018

Amended Draft Registration Statement and believes it is consistent with the requirements of Rule 4-08(g) if ABCS was treated as a subsidiary for the purposes of Rule 4-08(g).

46.                               F-45 — We noted the following disclosure, The Base Management Fee is calculated at an annual rate of 1.50% (0.375% per quarter) of the average value of the Company’s gross assets (excluding cash and cash equivalents, but including assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters. Further, The Advisor, however, has agreed to waive its right to receive Base Management Fee in excess of 0.75% of the aggregate gross assets excluding cash (including capital drawn to pay the Company’s expenses) during any period prior to a Qualified IPO. A “Qualified IPO” is an initial public offering of the Company’s common stock that results in an unaffiliated public float of at least the lower of (A) $75 million and (B) 15% of the aggregate capital commitments received prior to the date of such initial public offering. If a Qualified IPO does not occur, such fee waiver will remain in place through liquidation of the Company. The Advisor will not be permitted to recoup any waived amounts at any time and the waiver agreement may only be modified or terminated prior to a Qualified IPO with the approval of the Board. Have there been any waivers of the base management fee to date? If so, please disclose.

Response to Comment 46:

The Company has revised the disclosure as requested on page F-45 of the Amended Draft Registration Statement to clarify that the referenced waiver, pursuant to the waiver agreement with our Advisor, has been and will be applied until the time of a Qualified IPO. There have been no other waivers of the Base Management Fee.

47.                               F-58 — Unfunded Commitments - Please confirm that the unfunded commitments are fair valued (ASC 820). Please explain why the Fund did not include disclosures regarding the nature and risks of unfunded equity commitments (BCC Jetstream Holdings Aviation (On II), LLC) including whether if such investments are sold, it is probable that they’ll be sold at amounts different from NAV per share (ASC 820-10-50-6A).

Response to Comment 47:

The Company confirms that unfunded commitments are fair valued in accordance with ASC 820. The Company has not included the referenced disclosures because the underlying equities for which such commitments have been made are not valued in accordance with ASC 820-10-50-6A.

48.                               F-85 — We noted the following disclosure within the notes to the 12/31/17 financial statements, “Offering costs of the Company incurred prior to the commencement of operations have been recognized as a deferred charge and are amortized on a straight line basis over 12 months beginning on the date of commencement of operations and are shown in the Company’s consolidated statements of operations.” Discuss in your response letter the Fund’s method for accounting for offering expenses. Please include in the response the literature that supports the accounting. (I do not see reference.)

U.S. Securities and Exchange Commission

August 23, 2018

Response to Comment 48:

The Company advises the Staff that pursuant to FASB ASC 946-20-25-5, the Company will record the expenses in connection with this offering as a reduction of additional paid-in capital upon the sale of the stock. By contrast, in accordance with FASB ASC 946-20-25-6, offering costs incurred prior to the commencement of operations, because such costs were incurred over a continuous offering period, were recognized as a deferred charge and amortized on a straight line basis over 12 months beginning on the date the Company commenced operations.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or the Amended Draft Registration Statement. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling
Monica J. Shilling

cc:                                Michael A. Ewald, Bain Capital Specialty Finance, Inc.

Michael Treisman, Bain Capital Specialty Finance, Inc.

Richard Horowitz, Dechert LLP

Annex A

Bain Capital Specialty Finance, Inc.
Rule 4-08(g) Analysis

As of June 30, 2018

Total Assets:	YTD(1) Net Income:
$1,233,185,960	$22,256,811

	Investment Test		Income Test
Portfolio Company Investment	Fair Value	%	YTD Income	%
BCC Jetstream Holdings Aviation (On II), LLC	4,248,592	0.34%	112,268	0.50%
BCC Jetstream Holdings Aviation (Off I), LLC	11,314,431	0.92%	166,900	0.75%
Antares Bain Capital Complete Financing Solution LLC	200,289,342	16.24%	9,960,451	44.75%

As of December 31, 2017

Total Assets:
$988,251,310

	Investment Test
Portfolio Company Investment	Fair Value	%
BCC Jetstream Holdings Aviation (On II), LLC	2,261,477	0.23%
BCC Jetstream Holdings Aviation (Off I), LLC	7,838,831	0.79%
Antares Bain Capital Complete Financing Solution LLC	178,409,807	18.05%

(1)  YTD means the year to date interim period ending June 30, 2018.

As of June 30, 2017

YTD(2) Net Income:
$3,784,042

	Income Test
Portfolio Company Investment	YTD Income	%
BCC Jetstream Holdings Aviation (On II), LLC	7,846	0.21%
BCC Jetstream Holdings Aviation (Off I), LLC	—	0.00%

(2)  YTD means the year to date interim period ending June 30, 2017.

Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

September 24, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jay Williamson, Senior Counsel

Ms. Lauren Hamilton, Staff Accountant

Re:                             Bain Capital Specialty Finance, Inc.
Amendment No. 1 to the Confidential Draft Registration Statement on Form N-2

Submitted August 23, 2018

File No. 814-01175

Dear Mr. Williamson and Ms. Hamilton:

On behalf of Bain Capital Specialty Finance, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received verbally during the telephone conversations on September 4, 2018 and September 11, 2018 relating to the above-referenced registration statement (the “Amended Draft Registration Statement”) of the Company, which was previously confidentially submitted to the Commission on Form N-2 on August 23, 2018.

The Company is concurrently confidentially submitting via EDGAR an amended Registration Statement on Form N-2 (the “Second Amended Draft Registration Statement”). For the convenience of the Staff, the Company is supplementally providing blacklined copies of the Second Amended Draft Registration Statement, marked to show changes from the Amended Draft Registration Statement submitted on August 23, 2018.

In this letter, we have recited the comments from the Staff verbally provided by the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Second Amended Draft Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Second Amended Draft Registration Statement.

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1.                                      We note that in response to prior comment 3, you have removed disclosure of portfolio weighted average net debt to EBITDA. Please explain why, and to the extent you will include these metrics in other investor facing presentations, please respond to the comment.

Response to Comment 1:

The Company removed the disclosure of weighted average net debt to EBITDA of its portfolio the Company advises the Staff that if companies because the Company does not believe it is material to investors.

The Company advises the Staff that if in the future the Company uses this metric in investor facing presentations, it will disclose that the weighted average net debt to EBITDA of its portfolio companies represents the weighted average ratio of its portfolio companies’ debt (net of cash) to its portfolio companies’ EBITDA. Net debt at the portfolio company level is typically calculated by determining the portfolio company’s relevant outstanding indebtedness on the balance sheet less cash and cash equivalents. EBITDA at the portfolio company level is typically estimated based upon the most recent portfolio company financial statements, and may include certain adjustments such as non-recurring items or impacts of significant changes to the business of the portfolio company. Weighted average net debt to EBITDA will be calculated in respect of corporate investments in the Company’s portfolio and will exclude information in respect of (i) ABCS and the underlying borrowers in ABCS and (ii) portfolio companies that do not report EBITDA. In the event this metric is used in the future, the Company will include in the relevant disclosure explanations of such calculations and the nature of any adjustments and the impact they have on the comparability of the metrics. In addition, the Company will include appropriate disclaimers so that readers are aware that the information has been estimated from the most recent portfolio company financial statements available to the Company, has not been independently verified by the Company, and may reflect a normalized or adjusted amount.

2.                                      In your response to prior comment 11 regarding common service providers, you indicate that the Advisor notifies the Board of any material relationships and conflicts. Please confirm you also consider your disclosure obligations to investors including under Item 404 of Regulation S-K.

Response to Comment 2:

The Company confirms that it has also considered its disclosure obligations to investors including under Item 404 of Regulation S-K.

3.                                      We note your response to prior comment 16 and partially disagree. We note there is a difference in language between Form N-2 and Form 10-K and while you have addressed the Form N-2 requirement, we also believe a discussion of the Form 10-K requirements is necessary. Item 601 of Regulation S-K contains an exception for any contract upon

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which the registrant’s business is substantially dependent. Please file the LLC Agreement or provide a more detailed explanation as to why it is not required.

Response to Comment 3:

The Company respectfully submits that it does not believe that the LLC Agreement (as defined in the response to prior comment 16) is required to be filed as an exhibit to the Second Amended Draft Registration Statement pursuant to Item 601 of Regulation S-K because such LLC Agreement was made in the ordinary course of business, and the Company’s business is not substantially dependent on such LLC Agreement.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance.

The Company’s ordinary course of business involves investing primarily in middle-market companies to provide risk-adjusted returns and current income. As discussed in the response to prior comment 16, through its subsidiary, ABC Complete Financing Solutions LLC provides senior secured first lien unitranche loans to private equity backed middle-market borrowers. Accordingly, the purpose of the joint venture, and the LLC Agreement entered into in establishing such joint venture, are in the ordinary course of the Company’s business.

The Company considered the categories of ordinary course contracts that are nevertheless required to be filed and determined that only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s product or services or to produce the major part of registrant’s requirements of goods, services or raw materials,” could potentially be applicable to the co-investment program agreements. [Emphasis added.] There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. However, the “major part” references included in Item 601(b)(10)(ii)(B) emphasize that the contract in question must affect the Company’s basic business operations in a fundamental or structural way. In that regard, the Company does not believe it is substantially dependent on the LLC Agreement. Thus, the Company has concluded that the LLC Agreement is an ordinary course agreement on which the Company is not substantially dependent.

4.                                      We note your response to prior comment 31, however it does not appear to address the defined terms used in Item 18 of Form N-2. Please revise or advise as appropriate.

Response to Comment 4:

The Company revises the response to prior comment 31 as follows:

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The Company is not part of a “family of investment companies” as that term is defined in Instruction 1 to Item 18 of Form N-2. Specifically, the Company is not part of a “family of investment companies” because it does not hold itself out with any other registered investment companies for purposes of investment and investor services.  The Company is part of a “fund complex” with respect to one other registered investment company for which a Bain affiliated entity serves as investment sub-adviser.  However, we note that these companies have no common directors.

To avoid potential investor confusion, while complying with the disclosure requirements of Form N-2, the Company has moved the appropriate disclosure to the footnotes of the relevant tables.

5.                                      Please revise your Use of Proceeds disclosure to be more specific about your intended use of proceeds. It is unclear, for example, what portion will be used to repay outstanding indebtedness as opposed to making new investments. Please revise as necessary.

Response to Comment 5:

The Company has revised the disclosure as requested on pages 11 and 65 of the Second Amended Draft Registration Statement.

6.                                      In Description of Capital Stock, please remove the reference referring investors to the DGCL.

Response to Comment 6:

The Company has revised the disclosure as requested on page 158 of the Second Amended Draft Registration Statement.

7.                                      With respect to prior comment 46, explain why the reduction in the base management fee has not been presented as a negative amount or as a reduction of total expenses on the Statement of Operations in accordance with Section 6-07.2(a) of Regulation S-X.

Response to Comment 7:

Since the Company commenced operations, pursuant to the Investment Advisory Agreement and the Advisory Fee Waiver Agreement, each effective as of October 6, 2016 (together, the “Advisory Agreements”), it agreed with the Advisor to operate with a two step fee arrangement, meaning that there is a lower base management fee and incentive fee prior to a Qualified IPO and a higher base management fee and incentive fee after a Qualified IPO. These fee arrangements are irrevocable.  Under the Advisory Agreements, if a Qualified IPO does not occur, the lower base management fee and incentive fee will remain in place through the liquidation of the Company.  In addition, the Advisor is not able to charge any amounts above the lower base management fee until the time of a Qualified IPO. Finally, the two steps of fees may be modified only by the Company’s Board of Directors.  Taken together, the Advisory Agreements document an irrevocable two step fee arrangement, rather than a waiver.

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Consequently, the Company believes its presentation in the Statement of Operations of the lower base management fee is in accordance with Regulation S-X, and does not believe the lower base management fee should be considered a reduction of total expenses in accordance with Section 6-07.2(a) of Regulation S-X.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or the Second Amended Draft Registration Statement. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:                                Michael A. Ewald, Bain Capital Specialty Finance, Inc.

Michael Treisman, Bain Capital Specialty Finance, Inc.

Richard Horowitz, Dechert LLP

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